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                               Filing Company:              Cardiac Science Inc.
                               Subject Company:                Artema Medical AB
                               File Number for Related
                               Registration Statement:                 333-60308
                               This communication is filed pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended


                                                                   June 14, 2001

Dear Artema Shareholder:

         As you may be aware, Cardiac Science recently announced that its planned acquisition of Artema Medical has been delayed in order to satisfy U.S. regulatory requirements.

         In connection with this time delay, we are required to inform you that the Acceptance Form you received with the prospectus must be disregarded, and we cannot accept the tender of your Artema shares in advance of completing the regulatory process with the U.S. Securities and Exchange Commission (the "SEC"). To the extent any of your Artema shares have been transferred to the blocked VP-account, they will be re-entered into the VP-system.

         Once the S-4 Registration Statement has been declared effective by the SEC, we will send you an information letter, an addendum to the Swedish prospectus, and a final U.S. prospectus, at which time we will be able to accept the tender of your Artema shares. The Acceptance Period is now anticipated to end on July 25th, but in no event will it end earlier than twenty business days following the mailing of the new Acceptance Form.

         The management of Cardiac Science is dedicated to completing this transaction, and we are working diligently to reach that objective as quickly as possible. We apologize for any inconvenience that this delay causes you, and we hope you will continue to bear with us as we work through the final stages of the regulatory process. If you have any questions regarding this matter, please call Nordea Securities at +46 8 407 9250.

         Sincerely yours,

         Roderick de Greef
         On behalf of Cardiac Science, Inc.

WE HAVE FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.


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Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA,
Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). YOU SHOULD READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.